Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
May 22, 2012

The Three-Part Case for Commodities

Excerpt: Despite commodity indices being down significantly month to date, Russ believes investors should maintain a strategic exposure to this asset class. Here, he offers three reasons why.

By Russ Koesterich

With both gold and broader commodity indices down significantly month to date, many investors are asking if they should lower or even remove their commodity exposure. I believe the answer is no.

First, it’s useful to put the recent weakness in perspective. Both gold and a broad basket of commodities are down roughly 10% over the past three months. While the losses represent a significant correction, they are in line with the performance of equity markets over the same time period. Even more importantly, here are three reasons for maintaining a strategic exposure to commodities.

1.)	Diversification: Commodities typically behave differently from paper assets like stocks and bonds even as correlations between all risky assets have risen in recent years. In fact, based on historic relationships, it doesn’t take a large allocation to commodities – it typically takes less than 10% - to improve the risk-adjusted returns of a strategic portfolio.

2.)

Inflation: Commodities tend to perform best when inflation is rising. As I mentioned last week, while I see little risk of double-digit inflation in the near-term, inflation is not completely dead. Core inflation in the United States is rising at 2.3% year over year, a 3 1/2-year high. Given the US fiscal position and the unconventional nature of recent monetary policy, there is a non-trivial risk that we may see more than 2.3% inflation over the next decade. Over the long term, even modest inflation would erode purchasing power. Commodities can offer an effective hedge against this scenario.

3.)	Potential tailwind from monetary policy: While commodities have suffered recently, the performance hasn’t been awful. The S&P Goldman Commodities Index is down roughly 5% year to date. Meanwhile, gold was up around 2% through the end of last week, returns that still compare favorably with most equity markets outside of the United States.

One reason for the resilience, as I’ve written before, is that commodities and gold generally benefit when real interest rates are negative. In such a rate environment, there’s no opportunity cost for holding commodities, and commodity returns tend to be higher. At least historically, the level of real interest rates has been far more important to commodity returns than either inflation or the dollar. In fact, over the past twenty years, the variation in real interest rates explains roughly 60% of the variation in the annual return of gold. To the extent the Fed, and most other major central banks, are determined to keep real rates negative for the foreseeable future, we’ll be in an environment supportive of commodities, particularly gold.

To be sure, commodity prices are likely to remain volatile – along with just about every other risky asset – in the near term as investors worry about the potential for a disorderly default by Greece impacting the global economy. However, for investors, especially those currently underweight commodities, now may very well be a good long-term buying opportunity (potential iShares solution: NYSEARCA: IAU).

Source: Bloomberg

Past performance does not guarantee future results. Diversification and asset allocation may not protect against market risk.

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